Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 12, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: November 12, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President Corporate Controller

The Hague – November 12, 2015

Aegon reports third quarter 2015 results

•	Underlying earnings impacted by changes to actuarial assumptions

•	Underlying earnings amount to EUR 436 million, impacted by actuarial assumption changes

•	Other charges of EUR 950 million driven by book loss on sale of Canadian activities and model updates

•	Net loss of EUR 524 million

•	Return on equity of 6.8%, or 8.1% excluding assumption changes

•	Fee-based deposit businesses continue sales growth

•	Sustained deposit growth in US retirement plan, asset management and Dutch retail savings; 27% increase in gross deposits to EUR 19.4 billion and 20% higher net deposits of EUR 4.3 billion

•	New life insurance sales amount to EUR 435 million mainly due to lower pension sales in NL and UK

•	Accident & health and general insurance sales amount to EUR 230 million

•	Market consistent value of new business of EUR 125 million impacted by low interest rates

•	Solid capital position and cash flows

•	Operational free cash flows excluding market impacts and one-time items of EUR 350 million

•	Holding excess capital increases to EUR 1.8 billion; gross leverage ratio of 28.8%

•	Solvency I ratio increases to 225% as a result of divestments and one-time adjustments

Statement of Alex Wynaendts, CEO

“During the third quarter of the year, Aegon’s earnings were impacted by assumption changes, our ongoing model refinement program, and the anticipated book loss on the sale of our low-return business in Canada. At the same time, sales for the quarter remained strong, particularly in our fast-growing US retirement plan and asset management businesses.

“We are pleased to have strengthened our position in one of our key growth areas, becoming a top ten provider in the US retirement sector through the acquisition of Mercer’s defined contribution record-keeping business. This strategic development demonstrates our determination to grow and diversify our customer base and expand our offering of attractive fee-based retirement solutions.

“The progress we have recently made in preparing for Solvency II gives us confidence that we are well-positioned to operate successfully in this new regulatory framework. We remain committed to delivering value to customers and shareholders alike, and look forward to sharing our plans in this respect at our upcoming Analyst & Investor Conference in January.”

Key performance indicators

amounts in EUR millions b)	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax	1	436	549	(21)	291	*	1,453	1,303	*
Net income / (loss)		(524)	350	—	52	—	142	787	(82)
Sales	2	2,604	2,442	7	2,333	12	7,796	6,485	20
Market consistent value of new business	3	125	183	(31)	192	(35)	448	636	(30)
Return on equity	4	6.8%	8.2%	(18)	4.9%	*	7.3%	7.3%	*

*	As of Q3 2015, model updates are recognized in Other charges. On a comparable basis, Q3 2014 and YTD 2014 underlying earnings before tax would have been EUR 373 million and EUR 1,385 million, respectively. Q3 2014 and YTD 2014 RoE would have been 6.2% and 7.7%, respectively. All comparisons in this release are against the reported third quarter 2014 figures, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Acquisition of Mercer’s US defined contribution record-keeping business

•	Highest-ever score obtained in the Dow Jones Sustainability Indices

•	UK launches new Retiready Stability fund

•	Aegon number one insurer in 2015 Best Employer’s list in the Netherlands

Aegon’s ambition

Aegon’s aim to be a leader in all of its chosen markets is supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio, Deliver operational excellence, Enhance customer loyalty, and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

On September 25, Aegon announced the acquisition of Mercer’s US defined contribution record-keeping business. Mercer is widely recognized for its best-in-class solutions in the large corporate benefits administration market. The transaction complements Transamerica’s current service offering, which has experienced success and growth in the large markets with a primary focus on the not-for-profit segment. The number of retirement plan participants serviced by Transamerica will increase by 917,000 to approximately 5 million, and assets under administration will increase by USD 71 billion to approximately USD 216 billion1. In addition, Transamerica will also become the preferred defined contribution record-keeping provider for Mercer’s total benefit outsourcing and total retirement outsourcing clients. The transaction is anticipated to be closed in the fourth quarter of 2015.

On September 2, Aegon completed the sale of Clark Consulting Group – its Bank-Owned Life Insurance (BOLI) distribution and servicing unit in the United States – to Greenspoint Capital and the Newport Group, following regulatory approval. The agreement to sell Clark Consulting for USD 177.5 million (EUR 160 million) was announced on July 10, 2015. Clark Consulting was a distinct entity within the BOLI/COLI insurance business that is currently in run-off.

On November 3, an agreement was reached to sell certain assets of Transamerica Financial Advisors, Inc. to Signator, a John Hancock affiliate. Transamerica Financial Advisors is a full-service, independent broker-dealer and registered investment advisor with around 1,100 advisors and 90 employees. John Hancock is an independent broker-dealer and unit of Manulife Financial Corporation. It is anticipated that the transaction will close in the second quarter of 2016, subject to regulatory approvals. Terms of the transaction were not disclosed.

Deliver operational excellence

Aegon received its highest-ever score in the Dow Jones Sustainability Indices, underlining the progress made in becoming a more sustainable company. Aegon scored 83 points in the 2015 Indices, compared with an average of 48 for the insurance industry as a whole. In addition to being Aegon’s highest-ever score, the company also outperformed 94% of its peers in the sector.

[1]	Pro forma data as of August 31, 2015 and as communicated at time of announcement

In the UK, Aegon enhanced its digital life insurance solution, Simply Life, making it even more accessible and attractive to a wider number of clients. The process, which already has a very high immediate acceptance rate of over 80%, will introduce manual underwriting if an online decision is unavailable. Simply Life is a life only protection product that covers up to GBP 500,000 for customers aged between 18 and 49 with healthy lifestyles. Simply Life offers both customers and advisors a quick and easy-to-use product to meet protection needs.

Enhance customer loyalty

In support of Aegon’s purpose to help people take responsibility for their financial future, Aegon teamed up with the National Financial Educators Council to launch the Transamerica Financial Educators Academy. With the goal to promote greater personal financial knowledge in the United States by teaching the basics of successful money management, the Academy offers an effective process for individuals to become certified to teach others in their communities. This enables them to help others improve their financial outlook and become more confident about their financial future.

In the UK, Aegon launched ‘Retiready Stability’, a new fund for pension customers on its platform that broadens the range of available investments. This gives investors the choice of five funds, ranging from low to higher risk. The new option is a very low risk fund, and is designed for investors seeking to preserve their pension savings, typically before taking retirement income.

In Spain, Aegon launched a new independent broker service, Aegon Activos. The new brokerage will provide customers with access to over 30 carefully selected mutual funds and pension plans, offered by 20 national and international fund managers, life insurance and savings companies. The launch of Aegon Activos reflects Aegon’s commitment to provide personalized advice in planning and financial protection, with high added value in terms of funds. In addition, it enables Aegon to expand its product offering in line with the company’s multichannel strategy, which provides customers with a portfolio of diversified services tailored to their individual savings and investment needs.

Aegon Bank in the Netherlands entered into a partnership with Germany’s leading online peer-to-peer loan marketplace, auxmoney. The partnership between auxmoney and Aegon Bank grew out of Aegon’s December 2014 venture investment in the company. In addition to the equity stake Aegon already owns in the company, Aegon Bank has committed to provide EUR 150 million funding for loans on the auxmoney platform. Its platform provides a unique solution to connect and facilitate retail-focused loans directly between borrowers and lenders. Aegon’s investment on auxmoney’s lending platform is a strategic move, as crowd lending marketplaces are becoming increasingly popular with investors.

Empower employees

In the Netherlands, Aegon was named 1st among insurance companies and 25th overall in the list for companies with over 1,000 employees in the 2015 Best Employer List, conducted by Effectory and Intermediair. The research for Best Employer in the Netherlands is the biggest and best-known of its kind. Over 200,000 employees judge more than 300 employers based in the Netherlands. These high rankings underline the progress Aegon has made in becoming a preferred employer.

Global Systemically Important Insurer

The Financial Stability Board announced on November 3, 2015, that it has designated Aegon as one of a group of nine global systemically important insurers (G-SII). Aegon will continue to engage with supervisors in the upcoming consultations on both the methodology applied to determine the systemic level of insurance companies and on the definition of non-traditional insurance and non-insurance activities. In the meantime, Aegon will work closely with the regulatory authorities to comply with the G-SII framework once it is finalized.

Financial overview

EUR millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax
Americas		243	358	(32)	134	81	891	767	16
The Netherlands		135	136	(1)	127	6	402	386	4
United Kingdom		27	34	(21)	28	(2)	100	86	16
New Markets		69	62	12	40	74	183	163	12
Holding and other		(38)	(41)	8	(37)	(3)	(122)	(99)	(22)

Underlying earnings before tax		436	549	(21)	291	50	1,453	1,303	12
Fair value items		(103)	(293)	65	(296)	65	(554)	(675)	18
Realized gains / (losses) on investments		36	134	(73)	85	(58)	288	392	(27)
Net impairments		(12)	7	—	5	—	(15)	(6)	(158)
Other income / (charges)		(950)	(11)	—	(29)	—	(961)	(49)	—
Run-off businesses		28	3	—	(31)	—	38	(18)	—

Income before tax		(565)	389	—	23	—	249	947	(74)
Income tax		41	(39)	—	29	43	(107)	(160)	33

Net income / (loss)		(524)	350	—	52	—	142	787	(82)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(524)	350	—	52	—	141	787	(82)
Non-controlling interests		—	—	(45)	—	(33)	—	—	—
Net underlying earnings		355	433	(18)	235	51	1,132	987	15

Commissions and expenses		1,510	1,761	(14)	1,398	8	4,984	4,296	16
of which operating expenses	9	912	923	(1)	826	10	2,737	2,415	13
New life sales
Life single premiums		1,165	1,062	10	1,806	(35)	3,649	4,115	(11)
Life recurring premiums annualized		319	411	(23)	372	(14)	1,139	1,111	3

Total recurring plus 1/10 single		435	518	(16)	552	(21)	1,504	1,522	(1)
New life sales
Americas	10	148	158	(6)	141	5	447	382	17
The Netherlands		24	25	(1)	99	(75)	87	169	(49)
United Kingdom		194	263	(26)	250	(22)	726	777	(7)
New Markets	10	68	72	(5)	61	11	245	194	26

Total recurring plus 1/10 single		435	518	(16)	552	(21)	1,504	1,522	(1)
New premium production accident and health insurance		212	228	(7)	241	(12)	747	737	1
New premium production general insurance		18	20	(11)	16	10	59	51	18
Gross deposits (on and off balance)
Americas	10	7,868	9,069	(13)	7,053	12	28,488	24,085	18
The Netherlands		1,000	1,116	(10)	716	40	3,679	1,793	105
United Kingdom		71	88	(20)	90	(21)	239	214	12
New Markets	10	10,455	6,496	61	7,382	42	22,449	15,655	43

Total gross deposits		19,394	16,769	16	15,242	27	54,855	41,746	31

Net deposits (on and off balance)
Americas	10	711	1,913	(63)	457	55	7,028	5,672	24
The Netherlands		230	355	(35)	338	(32)	1,381	647	113
United Kingdom		39	54	(27)	57	(31)	135	123	11
New Markets	10	3,564	975	—	2,945	21	6,814	2,706	152

Total net deposits excluding run-off businesses		4,544	3,296	38	3,797	20	15,358	9,147	68
Run-off businesses		(294)	(111)	(166)	(265)	(11)	(618)	(1,047)	41

Total net deposits / (outflows)		4,250	3,185	33	3,532	20	14,741	8,100	82

Revenue-generating investments

	Sep. 30, 2015	Jun. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	635,458	645,017	(1)	558,328	14

Investments general account	160,830	158,956	1	153,653	5
Investments for account of policyholders	193,562	205,903	(6)	191,467	1
Off balance sheet investments third parties	281,066	280,158	—	213,208	32

OPERATIONAL HIGHLIGHTS

Assumption changes and model updates

Aegon reviews its assumptions in the Americas and Asia annually in the third quarter, which resulted in adjustment to its actuarial and economic assumptions. In addition, as part of an ongoing commitment to deliver operational excellence, the company reviews and enhances its models where necessary. These assumption changes and model updates on balance accounted for charges of EUR 204 million in the third quarter of 2015. The actuarial assumption changes impacted underlying earnings by EUR 96 million, the economic assumption changes positively impacted fair value items by EUR 101 million and charges for model updates amounted to EUR 209 million. As of this quarter, model updates are included in Other charges and are no longer included in underlying earnings.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the third quarter of 2015 were EUR 436 million, including charges for actuarial assumption changes of EUR 96 million. Excluding assumption changes and model updates, earnings increased 4%. Favorable currency movements and positive mortality experience in the United States more than offset the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the United States and Asia, lower earnings from fixed annuities and the impact of divestments.

Underlying earnings from the Americas were EUR 243 million and included charges for actuarial assumption changes of EUR 96 million. Lower charges for assumption changes, the absence of model updates and the stronger US dollar more than offset the recurring impact of the actuarial assumption changes implemented this quarter, lower fixed annuity earnings and the divestment of Canada.

In the Netherlands, underlying earnings increased 6% to EUR 135 million, driven by higher investment income and lower funding costs.

Underlying earnings from Aegon’s operations in the United Kingdom were stable in the third quarter of 2015 at EUR 27 million, as favorable currency movements were offset by adverse market movements and lower fees.

Underlying earnings from New Markets were up 74% to EUR 69 million. This increase was driven by higher asset management and performance fees, favorable one-time items, mainly related to higher than anticipated investment yields, and the absence of assumption changes and model updates.

Total holding costs remained stable at EUR 38 million.

Net income

The net loss amounted to EUR 524 million, primarily caused by the EUR 751 million book loss from the sale of the Canadian business.

Fair value items

The loss from fair value items amounted to EUR 103 million. This loss was mainly driven by hedging programs in the United States, primarily the result of ineffectiveness of the macro equity hedge program. This more than offset the positive impact of EUR 101 million from assumption changes, which were related to adjustments to the discount rate of variable annuity liabilities.

Realized gains on investments

Realized gains on investments declined to EUR 36 million and were driven by normal trading activity in the Netherlands.

Impairment charges

Gross impairments remained low as a result of the favorable credit environment and amounted to EUR 12 million in the third quarter of 2015.

Other charges

Other charges amounted to EUR 950 million. These were primarily due to the book loss on the divestment of the Canadian insurance business of EUR 751 million. In addition, the ongoing model review resulted in charges of EUR 209 million, mainly related to the universal life business in the United States.

Run-off businesses

Earnings from run-off businesses increased to EUR 28 million, due to favorable mortality and lapse experience.

Income tax

Income tax amounted to a positive EUR 41 million in the third quarter, driven by tax credits in especially the United States. The effective tax rate on underlying earnings was 19%.

Return on equity

Return on equity was 6.8% in the third quarter of 2015. Return on equity excluding the charges for actuarial assumption updates in the United Stated and Asia amounted to 8.1% over the same period.

Operating expenses

In the third quarter, operating expenses increased by 10% to EUR 912 million. This was driven by a stronger US dollar and higher defined benefit expenses, which was the result of lower interest rates. At constant currencies, the increase was 1%.

Sales

Aegon’s total sales increased 12% to EUR 2.6 billion in the third quarter of 2015, the result of a stronger US dollar, higher asset management deposits and increased indexed universal life sales. Gross deposits increased 27%, driven by higher deposits in Aegon Asset Management and strong growth in bank deposits in the Netherlands. Net deposits, excluding run-off businesses, increased to EUR 4.5 billion due to higher net inflows in Aegon Asset Management. New life sales were down 21% to EUR 435 million, as higher indexed universal life sales in the United States and favorable currency movements were more than offset by the impact of the withdrawal of the universal life secondary guarantee product in the United States and lower pension sales in the Netherlands and United Kingdom. New premium production for accident & health and general insurance declined to EUR 230 million, as the effect of a stronger US dollar was more than offset by fewer portfolio acquisitions in the United States.

Market consistent value of new business

The market consistent value of new business amounted to EUR 125 million. The positive effect of the stronger US dollar and product adjustments in the United States were more than offset by the negative impact of lower life sales and interest rates.

Revenue-generating investments

Revenue-generating investments declined by 1% during the third quarter of 2015 to EUR 635 billion. This was due to unfavorable market movements resulting from lower equity markets, which more than offset net inflows.

Capital management

Shareholders’ equity declined by EUR 1.0 billion during the third quarter and amounted to EUR 24.1 billion on September 30, 2015. Revaluation reserves increased slightly by EUR 0.1 billion to EUR 7.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 18.2 billion – or EUR 8.57 per common share – at the end of the third quarter. This was caused by the loss generated in the quarter and the payment of the 2015 interim dividend.

The gross financial leverage ratio increased to 28.8% in the third quarter, driven by the book loss on the divestment of Canada. Aegon has earmarked the CAD 600 million proceeds of this divestment to redeem the USD 500 million 4.625% senior bond, due in December 2015. Excess capital in the holding increased to EUR 1.8 billion. Dividends of EUR 0.5 billion paid to the holding by the United States, resulting from the divestments of Canada and Clark Consulting, were partly offset by the payment of the 2015 interim dividend, interest payments and operating expenses.

Aegon’s Insurance Group Directive (IGD) solvency ratio increased to 225% in the third quarter as a result of divestments, earnings generated in the quarter and one-time adjustments. The capital in excess of the S&P AA threshold in the United States declined to USD 0.6 billion, due to negative market impacts on hedges and one-time items resulting from the assumption changes and model updates. In the Netherlands, the IGD ratio, excluding Aegon Bank, moved up significantly to ~250%, driven mainly by a higher valuation of mortgages in the general account. The Pillar I ratio in the United Kingdom, including the with-profit fund, increased to ~140%, due to earnings generated in the quarter and positive market impacts.

Cash flows

Operational free cash flows excluding market impacts and one-time items amounted to EUR 350 million in the third quarter of 2015. The charges from one-time items of EUR 243 million were primarily related to the assumption changes and model updates. Positive market impacts amounted to EUR 131 million as a higher valuation of mortgages in the general account in the Netherlands more than offset hedging losses on variable annuities in the United States. Operational free cash flows including market impacts and one-time items amounted to EUR 238 million for the quarter.

Financial overview, Q3 2015 geographically

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	90	81	14	27	—	211
Individual savings and retirement products	70	—	—	(3)	—	67
Pensions	83	47	13	3	—	145
Non-life	—	1	—	3	—	4
Asset Management	—	—	—	40	—	40
Other	—	6	—	—	(38)	(32)

Underlying earnings before tax	243	135	27	69	(38)	436
Fair value items	(146)	(1)	34	7	3	(103)
Realized gains / (losses) on investments	2	32	1	1	—	36
Net impairments	(5)	(6)	—	(1)	—	(12)
Other income / (charges)	(909)	—	3	(43)	—	(950)
Run-off businesses	28	—	—	—	—	28

Income before tax	(789)	160	65	34	(35)	(565)
Income tax	73	(34)	(4)	(8)	13	41

Net income / (loss)	(716)	126	62	26	(22)	(524)

Net underlying earnings	205	104	24	46	(25)	355

Employee numbers

	Sep. 30, 2015	Jun. 30, 2015	Dec. 31, 2014
Employees	28,675	28,241	28,602

of which agents	5,642	5,207	5,713
of which Aegon’s share of employees in joint ventures and associates	1,694	1,694	1,614

AMERICAS

•	Underlying earnings of USD 270 million, impacted by assumption changes

•	Net loss of USD 798 million driven by the divestment of Canada

•	Sales of life insurance down 12% to USD 165 million, due to the focus on profitability

•	Gross deposits of USD 8.7 billion; net deposits of USD 0.5 billion

Underlying earnings before tax

Underlying earnings from the Americas in the third quarter of 2015 amounted to USD 270 million. This included a negative impact from assumption changes of USD 107 million. Excluding these impacts, earnings declined due to the recurring impact of actuarial assumption changes and model updates implemented this quarter, lower fixed annuity earnings and the divestment of Canada.

•	Life & Protection earnings increased to USD 99 million. Earnings from life insurance amounted to USD 91 million as earnings benefited from favorable mortality of USD 23 million and a benefit from assumption changes of USD 6 million. Accident & health insurance earnings amounted to USD 8 million, which included charges for assumption changes of USD 25 million, adverse morbidity of USD 25 million and other one-time items of USD 4 million.

•	Earnings from Investments & Retirement declined to USD 170 million. Retirement plan earnings declined to USD 67 million, driven by lower general account pension liabilities, margin pressure arising from the competitive environment on fees and an unfavorable timing of expenses. Variable annuity earnings declined to USD 83 million. This was driven by charges of USD 23 million for assumption changes and USD 4 million for other one-time items. In addition, fees declined due to lower balances of the closed block as a result of the successful uptake of the enhanced alternative lump sum offering. Earnings from retail mutual funds were stable at USD 13 million. The loss from fixed annuities amounted to USD 18 million, as a charge for assumption changes of USD 65 million was only partly offset by a positive adjustment to the intangible balances of USD 10 million. Earnings from stable value solutions declined to USD 25 million due to lower account balances from net outflows.

•	Latin America contributed USD 1 million to underlying earnings for the quarter.

Net income

The net loss from Aegon’s businesses in the Americas was USD 798 million in the third quarter, due to the loss on the divestment of Canada.

The loss from fair value items amounted to USD 163 million. This includes the positive impact from assumption changes of USD 113 million related to adjustments to the discount rate of variable annuity liabilities.

•	The loss on fair value hedges without an accounting match under IFRS, which relate to the macro hedge on the GMIB variable annuities block and hedges that protect against low interest rates, was USD 98 million. This was primarily driven by ineffectiveness of the equity hedge program, in part the result of assumption changes and model updates, and losses related to the successful uptake of the enhanced alternative lump sum offering for legacy GMIB products.

•	Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a profit of USD 8 million.

•	Fair value investments amounted to a loss of USD 73 million, as an underperformance on primarily hedge fund investments was only partially offset by gains on real estate investments.

Realized gains on investments amounted to USD 2 million. Net impairments remained low at USD 6 million for the quarter, while the results of run-off businesses improved to USD 31 million, primarily the result of favorable mortality and lapse experience.

Other charges amounted to USD 1,014 million. These were primarily the result of the book loss on the divestment of the Canadian insurance business of USD 837 million and model updates, primarily related to the universal life book, of USD 184 million. The divestment of Clark Consulting resulted in a book gain of USD 8 million.

Return on capital

In the third quarter of 2015, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 5.7%. Excluding the assumption changes, the return on average capital amounted to 7.4%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 1% to USD 468 million. Excluding the divestment of Canada, expenses increased by 8% compared with the third quarter of 2014. This was driven by higher employee benefit expenses, investments in technology and growth of the business.

Sales

New life sales declined to USD 165 million, as growth in indexed universal life was more than offset by the divestment of Canada, the withdrawal of the universal life secondary guarantee product due to the low interest rate environment, and lower term life sales. New premium production for accident and health insurance was down to USD 221 million, mainly resulting from a lower contribution from portfolio acquisitions and several product exits.

Gross deposits amounted to USD 8.7 billion. Gross deposits in pensions increased 12% to USD 5.6 billion. Slightly lower takeover deposits were more than offset by a 25% increase in recurring deposits, both from new plan participants and higher contributions resulting from the continued focus on retirement readiness. Gross deposits in variable annuities were down to USD 1.8 billion, mainly driven by product adjustments implemented in the first quarter of 2015 in response to the low interest rate environment. Gross deposits in mutual funds were stable at USD 1.2 billion.

Net deposits, excluding run-off businesses, amounted to USD 0.8 billion in the third quarter. Net deposits for retirement plans were down to USD 0.6 billion, driven by lower takeover deposits and higher contract discontinuances. In the first nine months of 2015, the asset retention rate increased to approximately 14%, up from 12% in the first nine months of 2014. Aegon remains on track to meet its 20% target in the medium term. Net deposits in variable annuities declined to USD 0.6 billion, mainly due to outflows resulting from the successful enhanced alternative lump sum offer for the legacy GMIB block, which generated outflows of USD 0.3 billion. Net deposits on the core variable annuity block remained strong at approximately USD 0.9 billion. Fixed annuities experienced net outflows of USD 0.4 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 110 million in the third quarter of 2015, primarily driven by a lower contribution from variable annuities and the divestment of Canada. The former was caused by lower interest rates, which more than offset the product adjustments to improve the margins of variable annuities implemented in previous quarters.

Revenue-generating investments

Revenue-generating investments declined 3% to USD 374 billion over the third quarter. Investments for account of policyholders and off balance sheet investments for third parties declined 4% compared to the second quarter, driven by negative market movements. General account assets increased 2% over the quarter as the effect of lower interest rates more than offset outflows from the run-off businesses and fixed annuities.

Americas

USD millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life insurance		91	68	34	(259)	—	160	(81)	—
Accident & health insurance		8	58	(87)	4	117	103	135	(24)

Life & protection		99	126	(21)	(256)	—	262	54	—
Retirement plans		67	72	(7)	69	(4)	207	196	6
Mutual funds		13	11	13	13	(3)	34	36	(5)
Variable annuities		83	127	(34)	298	(72)	367	527	(30)
Fixed annuities		(18)	37	—	7	—	47	117	(60)
Stable value solutions		25	25	(1)	27	(7)	76	82	(7)

Investments & retirement		170	272	(38)	415	(59)	731	957	(24)
Canada		—	—	—	12	—	—	26	—
Latin America		1	(2)	—	1	(23)	—	3	—

Underlying earnings before tax		270	396	(32)	172	57	993	1,040	(4)
Fair value items		(163)	(321)	49	(213)	24	(585)	(442)	(33)
Realized gains / (losses) on investments		2	(28)	—	18	(89)	(58)	101	—
Net impairments		(6)	10	—	28	—	—	53	—
Other income / (charges)		(1,014)	—	—	(36)	—	(1,014)	(47)	—
Run- off businesses		31	3	—	(43)	—	43	(25)	—

Income before tax		(880)	60	—	(73)	—	(623)	681	—
Income tax		81	29	177	73	12	77	(84)	—

Net income / (loss)		(798)	89	—	(1)	—	(546)	596	—

Net underlying earnings		228	308	(26)	139	64	771	746	3

Commissions and expenses		952	1,197	(20)	1,036	(8)	3,296	3,291	—
of which operating expenses		468	453	3	464	1	1,371	1,388	(1)
New life sales	10
Life single premiums		33	34	(2)	85	(61)	111	231	(52)
Life recurring premiums annualized		162	171	(5)	180	(10)	487	495	(2)

Total recurring plus 1/10 single		165	175	(5)	188	(12)	498	518	(4)
Life & protection		154	161	(5)	156	(2)	465	434	7
Canada		—	—	—	19	—	—	53	—
Latin America		11	13	(13)	13	(11)	33	31	7

Total recurring plus 1/10 single		165	175	(5)	188	(12)	498	518	(4)
New premium production accident and health insurance		221	237	(7)	306	(28)	787	953	(17)

Gross deposits (on and off balance) by line of business	10
Life & protection		2	2	(10)	3	(42)	5	7	(24)
Retirement plans		5,648	6,574	(14)	5,028	12	21,506	21,457	—
Mutual funds		1,228	1,222	1	1,254	(2)	3,759	3,417	10
Variable annuities		1,806	2,126	(15)	2,903	(38)	6,272	7,416	(15)
Fixed annuities		63	70	(11)	84	(25)	213	243	(12)

Investments & retirement		8,744	9,992	(12)	9,268	(6)	31,750	32,532	(2)
Canada		—	—	—	30	—	—	93	—
Latin America		3	3	(5)	4	(29)	9	13	(32)

Total gross deposits		8,749	9,996	(12)	9,305	(6)	31,764	32,645	(3)

Net deposits (on and off balance) by line of business	10
Life & protection		(9)	(9)	5	(17)	48	(30)	(36)	16
Retirement plans		622	2,053	(70)	883	(30)	7,274	8,153	(11)
Mutual funds		2	117	(98)	239	(99)	(47)	597	—
Variable annuities		565	378	50	1,795	(68)	1,954	4,125	(53)
Fixed annuities		(395)	(452)	13	(552)	28	(1,312)	(1,991)	34
Stable value solutions		—	—	—	(1,746)	—	—	(2,940)	—

Investments & retirement		795	2,096	(62)	618	29	7,868	7,943	(1)
Canada		—	—	—	(61)	—	—	(225)	—
Latin America		(1)	—	—	—	—	(1)	6	—

Total net deposits excluding run-off businesses		785	2,086	(62)	541	45	7,836	7,688	2
Run-off businesses		(328)	(121)	(170)	(348)	6	(689)	(1,420)	51

Total net deposits / (outflows)		457	1,965	(77)	193	137	7,147	6,268	14

Revenue-generating investments

	Sep. 30, 2015	Jun. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	374,282	384,480	(3)	379,914	(1)

Investments general account	97,613	95,774	2	101,067	(3)
Investments for account of policyholders	107,575	113,015	(5)	110,287	(2)
Off balance sheet investments third parties	169,093	175,691	(4)	168,561	—

THE NETHERLANDS

•	Underlying earnings before tax up 6% to EUR 135 million

•	Net income increases to EUR 126 million, mainly driven by lower fair value losses

•	New life sales decline to EUR 24 million, due to lower pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 135 million.

•	Life & Savings earnings amounted to EUR 81 million. Higher investment income and lower funding costs were more than offset by one-time charges of EUR 5 million, which were primarily related to a reduction in securitized mortgage balances.

•	Earnings from the Pension business were up 17% to EUR 47 million. This was primarily driven by an increased allocation of higher yielding mortgages to the investment portfolio.

•	The contribution from the Non-life business improved to EUR 1 million. Improving results in the disability segment were partly offset by higher losses on the proxy channel and commercial line portfolios, in addition to lower investment income.

•	Earnings from the distribution businesses increased to EUR 6 million, due to cost savings and lower amortization of VOBA.

Net income

Net income from Aegon’s businesses in the Netherlands nearly tripled to EUR 126 million. The loss on fair value items amounted to EUR 1 million as the positive impact of rising credit spreads was offset by adjustments to the asset mix and interest rate volatility. Realized gains on investments increased to EUR 32 million and were the result of normal trading activity. Impairments amounted to EUR 6 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands was 10.8%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 1% to EUR 193 million, as higher employee benefit expenses and investments to support the growth of the pension administration business and new ventures were more than offset by lower restructuring expenses.

Sales

New life sales amounted to EUR 24 million in the third quarter. Pension sales declined to EUR 18 million, due to reduced pension buyout activity in the current low interest rate environment. Individual life sales amounted to EUR 6 million.

Gross deposits increased 40% to EUR 1.0 billion. This was mainly the result of the continued strong performance of Knab, Aegon’s online bank in the Netherlands, which accounted for EUR 631 million of gross deposits in the third quarter, up from EUR 435 million in the third quarter of 2014. PPI deposits increased to EUR 114 million, which benefited from the first time inclusion of deposits at Aegon’s subsidiary TKP. Corrected for this, PPI deposits increased 97% compared to the third quarter of 2014, driven by Aegon’s attractive and market-leading product offering.

Production of mortgages in the third quarter of 2015 increased to EUR 1.5 billion, of which EUR 1.0 billion was related to third-party investor demand. Premium production for accident & health and general insurance increased by 21% to EUR 9 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands declined to EUR 17 million. This was caused by lower pension sales and a lower contribution from mortgages, driven by lower margins and the majority of production in the third quarter being for the account of third-party investors.

Revenue-generating investments

Revenue-generating investments amounted to EUR 81 billion, down 1% compared with the previous quarter. This was mainly due to negative market impacts.

The Netherlands

EUR millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life and Savings		81	80	—	82	(2)	242	234	4
Pensions		47	53	(12)	40	17	155	136	14
Non-life		1	(1)	—	—	—	(8)	4	—
Distribution		6	3	89	5	25	13	13	7

Underlying earnings before tax		135	136	(1)	127	6	402	386	4
Fair value items		(1)	(117)	99	(101)	99	34	(268)	—
Realized gains / (losses) on investments		32	101	(68)	52	(39)	273	183	49
Net impairments		(6)	(3)	(105)	(2)	(150)	(14)	(7)	(104)
Other income / (charges)		—	—	—	(6)	—	(22)	(14)	(57)

Income before tax		160	117	36	70	128	674	281	140
Income tax		(34)	(26)	(31)	(26)	(30)	(153)	(62)	(147)

Net income / (loss)		126	91	38	44	187	521	219	138

Net underlying earnings		104	106	(2)	98	7	312	300	4
Commissions and expenses		243	263	(8)	249	(2)	781	766	2
of which operating expenses		193	200	(4)	195	(1)	603	575	5

New life sales
Life single premiums		199	144	38	984	(80)	600	1,560	(62)
Life recurring premiums annualized		5	10	(55)	1	—	27	13	111

Total recurring plus 1/10 single		24	25	(1)	99	(75)	87	169	(49)
Life and Savings		6	7	(3)	6	10	25	27	(8)
Pensions		18	18	—	93	(81)	62	141	(56)

Total recurring plus 1/10 single		24	25	(1)	99	(75)	87	169	(49)
New premium production accident and health insurance		1	2	(50)	1	(17)	8	8	(2)
New premium production general insurance		7	7	1	6	31	22	20	10
Mortgages production		1,499	1,200	25	1,444	4	3,877	3,912	(1)

Gross deposits (on and off balance) by line of business
Life and Savings		886	1,073	(17)	698	27	3,496	1,740	101
Pensions		114	43	168	18	—	183	53	—

Total gross deposits		1,000	1,116	(10)	716	40	3,679	1,793	105

Net deposits (on and off balance) by line of business
Life and Savings		116	312	(63)	319	(64)	1,198	594	102
Pensions		114	43	168	18	—	183	53	—

Total net deposits / (outflows)		230	355	(35)	338	(32)	1,381	647	113

Revenue-generating investments

	Sep. 30, 2015	Jun. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	80,864	81,547	(1)	81,974	(1)

Investments general account	53,530	53,016	1	51,898	3
Investments for account of policyholders	26,470	27,700	(4)	29,209	(9)
Off balance sheet investments third parties	863	831	4	868	(1)

UNITED KINGDOM

•	Underlying earnings before tax of GBP 19 million

•	Platform assets more than doubled to GBP 5.3 billion; net inflows of GBP 0.9 billion

•	37,000 direct customers added to Retiready

•	Operating expenses down 24% to GBP 63 million

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the third quarter amounted to GBP 19 million.

•	Earnings from Life declined to GBP 10 million. This was the result of reserve strengthening and adverse claims experience for a total of GBP 3 million and selective de-risking of the investment portfolio to improve Aegon’s capital position under Solvency II.

•	Earnings from Pensions increased to GBP 9 million. This included positive one-time items of GBP 10 million primarily related to policy adjustments. Excluding these gains, earnings declined, as expense reductions were more than offset by the fall in equity markets and lower fees arising from the implementation of the fee cap.

•	Fee revenues amounted to GBP 101 million, down 10% compared with the third quarter of 2014 due to lower fee margins. Fee revenues from the platform were up 81% in the third quarter compared with the second quarter of 2015, due to the strong increase in assets under administration.

Net income

Net income more than doubled to GBP 44 million, due to a higher contribution from fair value items. The gain on fair value items of GBP 25 million resulted from unrealized gains on equity hedges to protect the capital position under Solvency II.

Customers

Growth of the platform accelerated as planned for 2015, as a further 47,000 new customers, including upgrades, were added to the platform in the third quarter of 2015. The total number of customers on the platform increased to nearly 200,000.

Sales

The net inflow on Aegon’s platform strongly increased to GBP 0.9 billion, mainly driven by the upgrading of existing customers. As a result, total assets on the platform grew to GBP 5.3 billion at the end of the third quarter of 2015. The average size of new advised individual policies on the platform, including those customers that chose to upgrade, was approximately GBP 64,000, more than double the amount for the traditional book of pensions and bonds. Total assets under management for the drawdown product on the platform were up 88% in a year to GBP 0.8 billion and are 15% higher than the second quarter of 2015.

Total new life sales were down 30% to GBP 139 million, primarily due to lower demand for traditional pension products.

Regulation

The Pension Flexibility regulation that came into effect in April, 2015, led to higher outflows from Aegon’s back book in the third quarter of 2015, although the pace of outflows decreased over the quarter. Aegon expects this trend to continue in the fourth quarter of 2015, albeit at lower levels than in the second and third quarters.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, was 2.5% in the third quarter of 2015.

Operating expenses

Operating expenses declined 24% to GBP 63 million, driven by lower business transformation costs and cost reduction programs.

Market consistent value of new business

The market consistent value of new business in the UK amounted to a negative GBP 7 million. This was mainly driven by the platform not yet being at break-even level.

Revenue-generating investments

Revenue-generating investments declined 4% to GBP 58 billion during the third quarter, primarily driven by negative market effects and, to a lesser extent, by net outflows from the traditional pension book.

United Kingdom

GBP millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life		10	20	(50)	18	(43)	45	56	(21)
Pensions		9	4	109	4	113	28	14	106

Underlying earnings before tax		19	25	(21)	22	(12)	72	70	3
Fair value items		25	(5)	—	—	—	3	(13)	—
Realized gains / (losses) on investments		—	40	(99)	7	(94)	41	100	(58)
Other income / (charges)	5	2	(8)	—	(8)	—	9	(10)	—

Income before tax		47	51	(9)	21	126	127	147	(14)
Income tax attributable to policyholder return		5	8	(38)	(5)	—	(2)	(21)	88

Income before income tax on shareholders return		52	59	(13)	15	—	124	126	(1)
Income tax on shareholders return		(7)	(4)	(78)	4	—	(12)	(10)	(24)

Net income / (loss)		44	55	(19)	20	126	112	116	(3)

Net underlying earnings		17	27	(38)	25	(32)	70	73	(4)
Commissions and expenses		124	128	(3)	148	(16)	384	435	(12)
of which operating expenses		63	66	(5)	83	(24)	193	237	(19)
New life sales	6
Life single premiums		397	385	3	387	3	1,176	1,294	(9)
Life recurring premiums annualized		99	151	(35)	160	(38)	410	502	(18)

Total recurring plus 1/10 single		139	190	(27)	199	(30)	528	631	(16)
Life		13	14	(9)	13	(4)	39	40	(3)
Pensions		126	176	(28)	185	(32)	489	591	(17)

Total recurring plus 1/10 single		139	190	(27)	199	(30)	528	631	(16)

New premium production accident and health insurance		—	—	—	—	—	—	1	—
Gross deposits (on and off balance) by line of business
Savings		51	64	(21)	72	(30)	174	173	—

Total gross deposits		51	64	(21)	72	(30)	174	173	—

Net deposits (on and off balance) by line of business
Variable annuities		(11)	(13)	17	(16)	31	(40)	(54)	27
Savings		39	52	(25)	62	(37)	138	153	(10)

Total net deposits / (outflows)		28	39	(28)	46	(39)	98	99	(1)

Platform assets under administration (balance end of period)		5,327	4,635	15	2,350	127	5,327	2,350	127

Revenue-generating investments

	Sep. 30, 2015	Jun. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	57,575	59,698	(4)	60,479	(5)

Investments general account	10,036	10,009	—	10,249	(2)
Investments for account of policyholders	46,987	49,149	(4)	49,788	(6)
Off balance sheet investments third parties	552	540	2	443	25

NEW MARKETS

•	Underlying earnings increase to EUR 69 million driven by Asia and Asset Management

•	Net income of EUR 26 million impacted by model updates

•	New life sales up 11% to EUR 68 million as a result of increased sales in Asia

•	Gross deposits increase to EUR 10.5 billion due to strong asset management inflows

Underlying earnings before tax

In the third quarter of 2015, Aegon’s underlying earnings before tax from New Markets increased to EUR 69 million. This increase was due to higher earnings in Asia and Asset Management, which were partly offset by adverse claim experience in Hungary and the divestment of Aegon’s stake in La Mondiale Participations.

•	Earnings from Central & Eastern Europe (CEE) decreased to EUR 8 million due to lower investment income, lower margins on mortgages, and EUR 6 million adverse claim experience following storms in Hungary.

•	Earnings from Asia of EUR 18 million included non-recurring intangible adjustments of EUR 6 million related to higher than anticipated investment yields. The comparable quarter last year included a charge from model updates of EUR 26 million. Excluding these one-time items, earnings increased due to favorable mortality of EUR 2 million and the favorable timing of expenses of EUR 3 million.

•	Earnings from Spain & Portugal declined to EUR 3 million as a result of the divestment of Aegon’s stake in La Mondiale Participations. Excluding this divestment, earnings increased driven by growth of Aegon’s joint ventures with Santander.

•	Variable Annuities Europe declined to nil as a result of increased hedging expenses.

•	Earnings from Aegon Asset Management were up 22% to EUR 40 million. This increase was the result of higher performance fees, which amounted to EUR 9 million in the third quarter, higher management fees and favorable currency movements, which were partly offset by project-related expenses.

Net income

Net income from Aegon’s operations in New Markets amounted to EUR 26 million. Fair value items amounted to EUR 7 million, which mainly related to the hedging of variable annuities in Europe. Other charges amounted to EUR 43 million as a result of model updates in Asia. These were primarily the result of a more detailed approach to the modeled reinsurance premiums.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets increased to 8.1% due to higher net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 19% to EUR 198 million in the third quarter, partly due to unfavorable currency movements. At constant currencies, the increase was 11% due to growth of the business as well as higher project-related expenses in Aegon Asset Management.

Sales

New life sales increased 11% to EUR 68 million compared with the third quarter of 2014.

•	In Central & Eastern Europe, new life sales declined 24% to EUR 19 million. Sales growth in Turkey and through the tied-agent network in Hungary was more than offset by lower sales in Poland resulting from changes in the product offering.

•	In Asia, new life sales increased by 54% to EUR 42 million. This increase was mainly the result of higher sales of universal life products out of Hong Kong and Singapore, and favorable currency movements. In addition, sales in China increased largely as a result of the continued success of the whole life critical illness product.

•	In Spain & Portugal, new life sales decreased 18% to EUR 8 million due to lower sales contribution from the bancassurance joint ventures.

New premium production from Aegon’s accident & health and general insurance businesses increased to EUR 22 million, partly driven by strong fee-based health sales in Asia.

Gross deposits in New Markets were up 42% to EUR 10.5 billion. Deposits in Aegon Asset Management increased 45% to EUR 10.2 billion. This increase was due to higher absolute return fund sales in the United Kingdom, and the first time proportional inclusion of inflows at La Banque Postale Asset Management. Deposits in Variable Annuities Europe declined to EUR 103 million as increased variable annuity sales were more than offset by lower sales in offshore bonds. Deposits in Asia of EUR 52 million were affected by lower sales commissions on variable annuities in Japan. A new variable annuity product was launched in October, and is expected to lead to increased demand.

Net deposits in New Markets amounted to EUR 3.6 billion in the third quarter. Asset Management net inflows were particularly strong in China – EUR 3.2 billion – predominantly driven by inflows in money market funds. Net inflows of EUR 0.6 billion in the United Kingdom and EUR 0.2 billion in the United States were partly offset by EUR 0.4 billion outflows at La Banque Postale Asset Management. Net flows from La Banque Postale Asset Management are expected to improve over 2016 as a result of the launch of new products to be developed in cooperation between this joint venture and Aegon Asset Management.

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 19 million as sales growth was more than offset by lower interest rates.

Revenue-generating investments

Revenue-generating investments were up 5% to EUR 141 billion during the third quarter of 2015. This increase was mainly driven by the inclusion of EUR 7 billion assets related to the merger of La Banque Postale Asset Management with a local French asset manager.

New Markets

EUR millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax
Central & Eastern Europe		8	10	(14)	16	(47)	23	53	(56)
Asia		18	2	—	(19)	—	17	(13)	—
Spain & Portugal		3	4	(19)	7	(56)	10	26	(63)
Variable Annuities Europe		—	(1)	86	3	—	—	7	(97)
Aegon Asset Management		40	47	(16)	33	22	132	89	48

Underlying earnings before tax		69	62	12	40	74	183	163	12
Fair value items		7	(3)	—	—	—	(1)	8	—
Realized gains / (losses) on investments		1	4	(71)	8	(88)	10	12	(16)
Net impairments		(1)	1	—	(14)	95	(2)	(38)	96
Other income / (charges)		(43)	—	—	14	—	(43)	13	—

Income before tax		34	63	(47)	48	(29)	148	157	(6)
Income tax		(8)	(24)	69	(12)	39	(54)	(44)	(21)

Net income / (loss)		26	39	(33)	35	(26)	94	113	(17)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		26	39	(33)	35	(26)	93	113	(17)
Non-controlling interests		—	—	(45)	—	(33)	—	—	—
Net underlying earnings		46	38	20	25	84	114	114	—

Commissions and expenses		293	297	(1)	226	30	885	699	27
of which operating expenses		198	209	(5)	166	19	600	485	24

New life sales	10
Life single premiums		383	353	8	269	42	1,332	791	68
Life recurring premiums annualized		30	37	(18)	34	(13)	112	115	(3)

Total recurring plus 1/10 single		68	72	(5)	61	11	245	194	26
Life		68	72	(5)	61	11	245	194	26

Total recurring plus 1/10 single		68	72	(5)	61	11	245	194	26
Central & Eastern Europe		19	22	(14)	25	(24)	69	74	(7)
Asia		42	40	5	27	54	147	85	73
Spain & Portugal		8	10	(26)	9	(18)	30	36	(18)

Total recurring plus 1/10 single		68	72	(5)	61	11	245	194	26
New premium production accident and health insurance		11	10	11	8	37	33	25	31
New premium production general insurance		10	12	(18)	10	(1)	38	31	23

Gross deposits (on and off balance)	10
Central & Eastern Europe		57	55	3	46	22	165	161	3
Asia		52	91	(43)	120	(57)	345	373	(7)
Spain & Portugal		3	4	(33)	8	(66)	12	10	30
Variable Annuities Europe		103	90	14	125	(17)	284	297	(4)
Aegon Asset Management		10,240	6,256	64	7,083	45	21,643	14,815	46

Total gross deposits		10,455	6,496	61	7,382	42	22,449	15,655	43

Net deposits (on and off balance)	10
Central & Eastern Europe		17	(36)	—	24	(30)	4	(1,429)	—
Asia		40	73	(45)	113	(65)	303	353	(14)
Spain & Portugal		1	2	(71)	—	—	5	(2)	—
Variable Annuities Europe		2	(51)	—	30	(93)	(71)	—	—
Aegon Asset Management		3,505	988	—	2,778	26	6,574	3,784	74

Total net deposits / (outflows)		3,564	975	—	2,945	21	6,814	2,706	152

Revenue-generating investments

	Sep. 30, 2015	Jun. 30, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	140,837	133,841	5	84,251	67

Investments general account	5,891	5,549	6	4,806	23
Investments for account of policyholders	6,970	7,410	(6)	6,971	—
Off balance sheet investments third parties	127,977	120,881	6	72,474	77

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
Americas	99	92	8	136	(27)	253	422	(40)
The Netherlands	17	68	(75)	35	(52)	125	134	(7)
United Kingdom	(9)	4	—	(5)	(76)	3	(6)	—
New Markets	19	19	(1)	27	(30)	67	86	(22)

Total	125	183	(31)	192	(35)	448	636	(30)

Modeled new business: APE

	Premium business APE						Premium business APE
EUR millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
	7
Americas		343	367	(6)	367	(7)	1,136	1,072	6
The Netherlands		39	50	(23)	129	(70)	189	272	(30)
United Kingdom		194	263	(26)	251	(22)	726	778	(7)
New Markets		90	96	(6)	121	(25)	313	368	(15)

Total		666	776	(14)	867	(23)	2,364	2,490	(5)

Modeled new business: Deposits

	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q3 2015	Q2 2015%		Q3 2014%		YTD 2015	YTD 2014%
	7
Americas		6,263	8,313	(25)	6,607	(5)	20,655	16,321	27
New Markets		166	187	(11)	251	(34)	652	680	(4)

Total		6,429	8,500	(24)	6,858	(6)	21,306	17,001	25

MCVNB/PVNBP summary

	Premium business						Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q3 2015%			%	YTD 2015%			%
	8
Americas		57	1,659	3.5	16.7	160	5,582	2.9	14.0
The Netherlands		21	1,715	1.2	54.1	140	4,914	2.8	73.9
United Kingdom		(9)	1,534	(0.6)	(4.8)	3	5,329	0.1	0.4
New Markets		21	649	3.2	22.9	75	2,282	3.3	24.0

Total		90	5,558	1.6	13.4	377	18,107	2.1	16.0

	Deposit business						Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q3 2015%			%	YTD 2015%			%
	8
Americas		42	10,898	0.4	0.7	94	30,519	0.3	0.5
The Netherlands		(4)	209	(2.0)	—	(15)	1,418	(1.1)	—
New Markets		(2)	198	(0.9)	(1.1)	(8)	762	(1.1)	(1.2)

Total		36	11,305	0.3	0.6	70	32,698	0.2	0.3

Currencies

Income statement items: average rate 1 EUR = USD 1.1150 (2014: USD 1.3554).

Income statement items: average rate 1 EUR = GBP 0.7272 (2014: GBP 0.8120).

Balance sheet items: closing rate 1 EUR = USD 1.1163 (2014: USD 1.2633; year-end 2014: USD 1.2101).

Balance sheet items: closing rate 1 EUR = GBP 0.7369 (2014: GBP 0.7792; year-end 2014: GBP 0.7760).

ADDITIONAL INFORMATION

The Hague – November 12, 2015

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q3 2015 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 646 254 3362

United Kingdom: +44 203 427 1919

The Netherlands: +31 20 716 8256

Passcode: 7116860

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the revaluation reserve and the reserves related to defined benefit plans. The calculation of average shareholders’ equity has changed as of January 1, 2015. Periodic RoE is based on the shareholders’ equity at the beginning of the quarter and at the end of the quarter. YTD RoE is based on shareholders’ equity at the beginning of the year and closing balances of all consecutive quarters. Comparative numbers for 2014 have been updated.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.

6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

7)	APE = recurring premium + 1/10 single premium.

8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q3 2015	YTD 2015
Employee expenses	568	1,693
Administrative expenses	305	917

Operating expenses for IFRS reporting	873	2,610
Operating expenses related to jv’s and associates	39	127

Operating expenses in earnings release	912	2,737

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.